Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to the Registration Statement (Form F-3 No. 333-271379) and related Prospectus of Oatly Group AB for the registration of American Depositary Shares representing ordinary shares offered by selling security holders, and to the incorporation by reference therein of our reports dated April 19, 2023, with respect to the consolidated financial statements of Oatly Group AB, and the effectiveness of internal control over financial reporting of Oatly Group AB, included in its Annual Report (Form 20-F) for the year ended December 31, 2022, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AB

Stockholm, Sweden
March 22, 2024